82-5171



03 MAY 30 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

SUPPL

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: May 29, 2003 Time: 1450 MDT

Number of Pages (including Cover) 2

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire at approximately 1500 MDT:

"TransCanada to Redeem Cumulative Trust Originated Preferred Securities"

****Please note that the securities to be redeemed are listed ONLY on the New York Stock Exchange NOT on the Toronto Stock Exchange****

Disposition of Original:

Sent by Courier
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\fax_covers\FAX_TSE_NYSE_SEC.DOC

dlw 6/3



TransCanada

In business to deliver™

NewsRelease

TransCanada to Redeem Cumulative Trust Originated Preferred Securities

CALGARY, Alberta – May 29, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation announced today that its wholly owned subsidiary, TransCanada PipeLines Limited, has given notice of its intention to exercise its right to redeem all of its outstanding US$160 million 8.75% Junior Subordinated Debentures held by TransCanada Capital, a Delaware-based trust. TransCanada Capital will simultaneously exercise its right to redeem all of its outstanding US$160 million 8.75% Cumulative Trust Originated Preferred Securities (TOPrS). The TOPrS are listed on the New York Stock Exchange under the symbol TCL.Pr.

The redemption date will be July 3, 2003. The June 30, 2003 interest payment will be paid in the normal course. Holders of the TOPrS will be entitled to US $25.0122 per $25.00 principal amount of TOPrS, which includes accrued and unpaid interest to the redemption date. The redemption price is payable on presentation and surrender of the preferred securities certificates representing the TOPrS at the offices of The Bank of New York (New York) located at 101 Barclay Street, New York, New York 10286, Attention: Bond Redemption Unit – 7 East. Holders of the TOPrS should contact The Bank of New York (customer service: 1-800-254-2826) or their investment advisor with any questions on redeeming the TOPrS.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 24,000 miles (38,000 kilometres) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power - an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

– 30 –

Media Inquiries:	Glenn Herchak / Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta / Debbie Persad	(403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8600
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	05/29 15:51
USAGE T	00'51
PGS.	2
RESULT	OK